UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April 2010

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number: 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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INVESTOR RELATIONS RELEASE

March 2010 KPIs underlining Kabel Deutschland’s growth path

Unterfoehring, April 26, 2010 — Stock listed Kabel Deutschland Holding AG, Germany’s largest cable operator, announced today its Key Performance Indicators (KPIs) for the end of its fiscal year 2009/2010, March 31, 2010.

•      Total direct subscribers reach 7.47 million on March 31, 2010, down approximately 33 thousand from previous year primarily related to one time adjustments related to the Orion acquisition and final integration. On a pro- forma basis for these adjustments total direct subscribers increased by 16 thousand during the fiscal year end March 31, 2010.

•      As expected, total subscribers decreased by approximately 222 thousand year over year mainly from the loss in the low ARPU indirect subscriber segment.

•      Internet and phone subscribers grow by approximately 291 thousand year over year and 68 thousand in the fourth quarter, up 36.1%, and 6.6% respectively, in line with guidance of the Company.

•      Internet and phone RGUs(1) grow by 556 thousand units compared to March 31, 2009 and reach 1,974 thousand, a 39.2% increase over prior year. In the last quarter, Internet and phone RGUs increased by approximately 130 thousand units, up 7% from December 31, 2009. 966 thousand RGUs are from the Internet services sector (previous year 708 thousand), 1,008 thousand RGUs from the phone services sector (previous year 710 thousand).

•      Homes passed being marketed upgraded for two-way communication(2) for Kabel Deutschland’s Kabel Internet & Kabel Phone services increase from 8.58 million to 9.52 million on March 31, 2010, up 11.0% or 940 thousand from previous year. In the fourth quarter alone, Kabel Deutschland opened 420 thousand to that base allowing Kabel Deutschland to sell its attractive products to more households than ever.

•      Premium TV RGUs(3) increase by approximately 111 thousand units year over year reaching 1,073 thousand on March 31, 2010, up 11.5% from previous year.

•      New Services RGUs(4) (Premium TV, Internet and Phone) comprise 25.3% of total RGUs compared to 20.5% in the previous year.

•      Total RGUs amount to 12.05 million on March 31, 2010, up 3.6% or approximately 421 thousand from previous year’s 11.63 million.

•      Subscribers now take an average 1.35 RGUs compared to 1.27 as of March 31, 2009 and compared to 1.33 as of December 31, 2009.

Kabel Deutschland Holding AG

Betastrasse 6-8

D-85774 Unterfoehring

Summarizing the KPIs, Kabel Deutschland again underlined its successful business model with sustainable growth in a highly competitive market.

The preliminary full fiscal year 2009/2010 financials ended March 31, 2010 for consolidated Kabel Deutschland Holding AG will be released on June 1, 2010.

Please refer to our website www.kabeldeutschland.com for further information.

About Kabel Deutschland

Kabel Deutschland (KD), Germany’s largest cable operator, offers its customers analog and digital TV, broadband Internet and fixed line phone services via cable as well mobile services in cooperation with an industry partner. The company operates the cable networks in 13 German federal states and supplies its services to approximately 8.9 million connected households in Germany. KDG offers an open digital TV platform for all program providers.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Eva Brand:	+49 89 / 960 10 - 151; eva.brand@kabeldeutschland.de

Assistant:
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy or subscribe for, securities to any person in Australia, Canada, Japan, or the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The securities referred to herein may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. Subject to certain exceptions, the securities referred to herein may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan. The offer and sale of the securities referred to herein has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. There will be no public offer of the securities in the United States.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland Holding AG, Unterfoehring

Network data, Subscribers and Revenue Generating Units

	March 31, 2010	March 31, 2009	y-o-y change	y-o-y change %
Operational Data
Network (in thousands)
Homes Passed	15,293.1	15,293.1	0.0	0.00%
Homes Passed upgraded for two-way communication	12,116.3	12,008.4	107.8	0.90%
Upgraded homes as % of Homes Passed	79.2%	78.5%
Homes Passed being marketed upgraded for two-way communication(2)	9,519.9	8,580.3	939.7	10.95%

Subscribers (in thousands)
Direct Basic Cable subscribers	7,307.1	7,397.3	-90.2	-1.22%
Internet and phone “Solo” subscribers (5)	166.8	109.6	57.2	52.15%
Total direct subscribers*	7,473.8	7,506.9	-33.1	-0.44%
Indirect Basic Cable subscribers	1,427.5	1,616.1	-188.6	-1 1.67%

Total Subscribers (Homes Connected)	8,901.3	9,122.9	-221.6	-2.43%

Subscribers taking Basic Cable services	8,734.6	9,013.3	-278.8	-3.09%
Subscribers taking Premium TV services	817.0	764.6	52.4	6.86%
Subscribers taking Internet and phone services	1,097.0	805.9	291.1	36.11%

RGUs (in thousands)(1)
Premium TV RGUs(3)	1,073.2	962.7	110.5	11.48%
Internet RGUs	966.0	707.5	258.6	36.55%
Phone RGUs	1,007.5	710.3	297.1	41.83%
Subtotal New Services RGUs(4)	3,046.7	2,380.5	666.2	27.98%

Basic Cable RGUs(6)	9,001.9	9,246.8	-244.9	-2.65%
Total RGUs	12,048.6	11,627.3	421.3	3.62%
RGUs per Subscriber (in units)	1.35	1.27	0.08	6.28%

Penetration (in %)
Basic Cable RGUs as % of Homes Passed	58.9%	60.5%
Premium TV RGUs as % of Basic Cable Subscribers	12.3%	10.7%
Internet RGUs as % of Total Subscribers	10.9%	7.8%
Phone RGUs as % of Total Subscribers	11.3%	7.8%

* Proforma for one time consolidation, divestitures of non-strategic assets and reclassification, direct subscribers for March 31, 2009 would be 7,458 thousand:

Direct subscribers March 31, 2009 (thousand)	7,506.9
Orion consolidation effect (thousand)	-24.7
Reclassification of subscribers to indirect (thousand)	-18.8
Divestiture of non-strategic assets (thousand)	-5.1
Proforma direct subscribers March 31, 2009 (thousand)	7,458.3

Footnotes

(1)   RGU (Revenue Generating Unit) relates to the sources of revenues, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber, but two RGUs.

(2)   Homes Passed being marketed upgraded for two-way communication are those homes that we are currently able to sell our Internet and/or Phone products to.

(3)   Premium TV RGUs consist of RGUs for our pay TV product, Kabel Digital (Kabel Digital Home and various foreign language packages), and our DVR product, Kabel Digital+.

(4)   New Services RGUs consist of Premium TV RGUs, Internet RGUs and Phone RGUs.

(5)   Internet and Phone “Solo” subscribers consist of non-Basic Cable service customers subscribing to Internet and/or phone services only.

(6)   Basic Cable RGUs: The difference between the number of Basic Cable subscribers and Basic Cable RGUs is due to one additional digital product component, Digitaler Empfang, which is sold directly to the end-customer on top of an analog Basic Cable service, which is provided and billed via a housing association. A customer subscribing to Digitaler Empfang would be counted as one Basic Cable subscriber (analog service via a housing association) and two Basic Cable RGUs (analog service via a housing association and digital service via a direct end-customer relationship).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND GMBH
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Chief Financial Officer

Date: April 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABEL DEUTSCHLAND VERTRIEB UND SERVICE GMBH & CO KG
(Registrant)

By:	/s/ PAUL THOMASON
Paul Thomason
Managing Director

Date: April 26, 2010